August 9, 2005


By Facsimile and U.S. Mail

Christopher K. Davis
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, CA 91101

	Re:	American Republic Realty Fund I
		Schedule TO-T, Amendment No. 3
      	Filed August 4, 2005 by Everest Properties II, LLC

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

1. We note that the offer was previously scheduled to expire on August 1, 2005. You filed the third amended Schedule TO on August 3, 2005, which included a copy of the press release announcing the extension of the offer until August 9, 2005. Please provide us with your analysis regarding your compliance with Rule 14d-3(b).

2. Refer to comment 1. In preparing your financial statements, please follow the guidance provided in the AICPA Audit and Accounting Guide: Audits of Investment Companies. For example, note the following:

* The financial statement should be labeled "Statement of Assets and Liabilities" and presented on a non-classified basis.

* The amount presented for investments should represent fair value.

* The Statement should be accompanied by a schedule of investments, disclosing the name of each investee, number of units held, and current fair value (for each investment whose fair value constitutes more than 1% of net assets).

* A footnote should describe the nature of the investments and the methodology used to value those investments, including material assumptions made. Since June 2005 interim financial information is presented, the valuations should be updated based on management`s good faith estimate. In addition, please delete the profit and loss statement, or revise it to conform with the Guide.

If you cannot produce reliable information needed to provide this disclosure without unreasonable cost or expense, the staff will permit you to proceed with the transaction without that information provided you disclose the following in your offering materials:

* State the bidder`s formation date and its business purpose (with emphasis on its limited operating experience, if applicable).

* Is the bidder finite-life entities, and, if so, what is that life?

* What specific criteria does the bidder use to make investment decisions?

* Who makes the bidder`s investment decisions to buy and sell?
(the General Partner, adviser, etc.)

* Describe the General Partner or adviser`s experience in managing an investment fund and his qualifications related thereto.

* Describe the General Partner or adviser`s experience with other similar funds.

* Describe the bidder`s investment exit strategy.

* Who`s the General Partner or adviser? What is his role in making investment decisions?

* Does he have the financial ability to fulfill his obligations?

* Describe all investment activity since the bidder`s inception in reasonable detail.

* Identify the investments held by the bidder as of the latest date for which that information is available.

* State the % ownership held.

* Were these investments public or private at the date of purchase? Have any gone public since then?

* Was voting common or preferred stock acquired?

* Describe in reasonable detail the nature of the bidder`s participation over the investee entities` operating and financial management. If it`s through informal discussion with the General
Partner of investee entity, explain.

* State the level of Board of Director representation, if any, for each investee company.

* Does the bidder engage actively in management oversight, setting operating policy, etc. or does it assume only a passive role? How does that change with the level of ownership?

* If the bidder engages actively in management oversight, setting operating policy, etc., describe its qualifications to do so.

* What investments has the bidder sold since inception, and why?

* For each investment made, describe whether it has appreciated or depreciated since the date of purchase and state the approximate appreciation or depreciation value.

* Describe how the bidder values its investments in private
Companies

- identify the factors and assumptions. If the bidder does not track changes in value and therefore cannot assert whether the investments have appreciated or not, state so.

	Considering the investments in the bidder`s portfolio and that information available about such investments may change from time to time, please be advised that your ability to omit GAAP financial statements is limited to this offer.

	Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions